SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 06 June 2011

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Transaction in Own Shares
Enclosure 2	Transaction in Own Shares
Enclosure 3	Transaction in Own Shares
Enclosure 4	Transaction in Own Shares
Enclosure 5	Total Voting Rights
Enclosure 6	Transaction in Own Shares
Enclosure 7	Total Voting Rights
Enclosure 8	Transaction in Own Shares
Enclosure 9	Transaction in Own Shares
Enclosure 10	Director/PDMR Shareholding
Enclosure 11	Transaction in Own Shares
Enclosure 12	Total Voting Rights
Enclosure 13	Director Declaration
Enclosure 14	Transaction in Own Shares

Enclosure 1

Tuesday 8 March  2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 192 ordinary shares at a price of  104 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 388,579,520 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,762,647,509

The above figure (7,762,647,509) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 2

Tuesday 15 March  2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 6,537 ordinary shares at a minimum price of 61 pence per share and a maximum price of  185 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 388,572,983 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,762,654,046

The above figure (7,762,654,046) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 3

Tuesday 22 March  2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 512 ordinary shares at a price of 117 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 388,572,471 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,762,654,558

The above figure (7,762,654,558) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 4

Tuesday 29 March  2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 1,932 ordinary shares at a price of 171 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 388,570,539 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,762,656,490

The above figure (7,762,656,490) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 5

Thursday 31 March 2011

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 March 2011, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 388,570,539 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,762,656,490

The above figure (7,762,656,490) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 6

Friday 8 April 2011
BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 500,000 ordinary shares at nil cost. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 388,070,539 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,763,156,490

The above figure (7,763,156,490) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 7

Thursday 28 April 2011

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 28 April 2011, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 388,070,539 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,763,156,490

The above figure (7,763,156,490) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 8

Tuesday 10 May 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 1,271 ordinary shares at a price of  179 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 388,069,268 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,763,157,761

The above figure (7,763,157,761) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 9

Tuesday 17 May 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 2,348 ordinary shares at a price of  104 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 388,066,920 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,763,160,109

The above figure (7,763,160,109) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 10

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SIR MICHAEL RAKE

IAN LIVINGSTON

SALLY DAVIS

GAVIN PATTERSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

EQUINITI SHARE PLAN TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

EQUINITI SHARE PLAN TRUSTEES LIMITED

8 State the nature of the transaction

PURCHASE OF SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

SIR MICHAEL RAKE - 773 SHARES

IAN LIVINGSTON - 773 SHARES

SALLY DAVIS -773 SHARES

GAVIN PATTERSON - 773 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

194 pence

14. Date and place of transaction

16 MAY 2011 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR MICHAEL RAKE
PERSONAL HOLDING:  110,483 ORDINARY SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 13,595 SHARES.

IAN LIVINGSTON
PERSONAL HOLDING: 1,156,318 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: 1,464,047 SHARES
BT GROUP INCENTIVE SHARE PLAN: 5,383,741 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 12,110 SHARES.

GAVIN PATTERSON
PERSONAL HOLDING: 440,246 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: 482,752 SHARES
BT GROUP INCENTIVE SHARE PLAN: 2,558,879 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

SALLY DAVIS
PERSONAL HOLDING: 268,358 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: 406,884 SHARES
BT GROUP INCENTIVE SHARE PLAN: 881,167 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 343,732 SHARES

16. Date issuer informed of transaction

17 MAY 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANDREW BENNETT  - 020 7356 6027

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW BENNETT

Date of notification

17 MAY 2011

END

Enclosure 11

Tuesday 24 May 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 144 ordinary shares at a price of  104 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 388,066,776 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,763,160,253

The above figure (7,763,160,253) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 12

Tuesday 31 May 2011

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 May 2011, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 388,066,776 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,763,160,253

The above figure (7,763,160,253) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 13

31 May 2011

BT Group plc

BT today announced that Clay Brendish will be stepping down from the BT Board on 31 August 2011 having served for nine years as a non-executive director.

Sir Mike Rake, Chairman of BT, said: 'Clay has been a great asset and we have particularly valued his IT industry experience.  I would like to thank him for his contribution over so many years.'

Enclosure 14

Wednesday 1 June 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 12,537 ordinary shares at a price of  192 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 388,054,239 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,763,172,790

The above figure (7,763,172,790) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date  06 June 2011